EX. 99.1
Coincheck Group N.V. Announces Mr. Oyagi's Resignation as Executive Chairperson

Amsterdam, Netherlands – September 17, 2026 – Coincheck Group N.V. today announced that Takashi Oyagi has informed the Board of Directors that he is resigning as Executive Director and Executive Chairperson of the Board of Directors, effective today, September 17, 2026. He will therefore not stand for re-election at the annual general meeting to be held on September 25, 2026, and agenda item 4.a will not be put to a shareholder vote. The Board of Directors has appointed Satoshi Hasuo, the Company’s Chief Stakeholder Officer, as temporary replacement executive director, and Pascal St-Jean will assume the role of Executive Chairperson, in addition to his existing duties as CEO and President.
Oki Matsumoto, Lead Non-Executive Director of the Company, commented: "On behalf of the Board of Directors, I want to thank Takashi for his invaluable contributions to Coincheck Group. Takashi's leadership has been instrumental in driving meaningful transformation across the company and its subsidiaries, and we are deeply grateful. I am confident that Pascal and Satoshi will ensure a smooth transition."
About Coincheck Group N.V.
Coincheck Group N.V. (NASDAQ: CNCK) seeks to bring together retail scale, institutional capability and resilient infrastructure in one digital finance platform offering. Built on its leadership position in Japan as a retail crypto asset exchange provider, the company is expanding into institutional services and digital asset infrastructure across multiple markets. Its offerings include trade execution, custody, staking and asset management services alongside ongoing development in on-chain finance.